8-44856 AB 3/3

10028860

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Barrett & Company, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

42 Weybosset Street
(No. and Street)

Providence (City) **RI** (State) **02903** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Wilson G. Saville **(401)351-1000**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor, Frechette, McCrory, Michael & Co.
(Name - *if individual, state last, first, middle name*)

40 Westminster Street (Address) **Providence** (City) **RI** (State) **02903** (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 26 2010
BRANCH OF REGISTRATIONS AND
02 EXAMINATIONS

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Wilson G. Saville, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Barrett & Company, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title PRES.

Notary Public My Commission expires 6-26-13

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BARRETT & COMPANY

STATEMENTS OF FINANCIAL CONDITION
December 31, 2009 and 2008

ASSETS	2009	2008*
Cash	$ 179,238	$ 185,089
Receivables from clearing organizations	71,736	53,138
Account receivable, employee	10,000	-
Securities owned, at market value	23,442	30,017
Furniture and office equipment, at cost, less accumulated depreciation of $114,552 and $149,498 at December 31, 2009 and 2008, respectively	36,670	44,100
Other assets	241	211
	$ 321,327	$ 312,555
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Securities sold, but not yet purchased, at market value	$ 19,673	$ 9,744
Accounts payable and accrued expenses	29,747	31,154
	49,420	40,898
STOCKHOLDERS' EQUITY		
Common stock, no par value, 1,000 shares authorized, 244 shares outstanding at December 31, 2009 and 2008	275,000	275,000
Additional paid-in capital	278,386	278,386
Retained deficit	(253,069)	(253,319)
	300,317	300,067
Less cost of treasury stock, 25 shares	(28,410)	(28,410)
	271,907	271,657
	$ 321,327	$ 312,555

*Reclassified for comparative purposes

See Notes to Financial Statements

BARRETT & COMPANY

STATEMENTS OF INCOME
Years Ended December 31, 2009 and 2008

	2009	2008
REVENUES		
Commissions	$ 1,162,578	$ 1,291,611
Gain on firm's securities trading accounts	4,898,171	5,025,034
Profits from underwriting and selling groups	48,810	-
Margin interest	61,893	43,532
Other revenue	160,745	552,652
Loss on disposal of furniture and office equipment	(6,402)	-
	6,325,795	6,912,829
EXPENSES		
Stockholder officers' compensation and benefits	1,238,949	1,438,203
Employee compensation and benefits	4,079,847	4,143,785
Clearance charges paid to nonbrokers	257,991	284,528
Communications	179,033	181,417
Occupancy and equipment costs	206,219	188,635
Regulatory fees and expenses	45,831	31,417
Taxes, other than income taxes	177,668	159,293
Other operating expenses	140,007	151,139
	6,325,545	6,578,417
NET INCOME	$ 250	$ 334,412

See Notes to Financial Statements

BARRETT & COMPANY

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2009 and 2008

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Treasury Stock	Retained Deficit	Total Stockholders' Equity
Balances at January 1, 2008	244	$ 275,000	$ 278,386	$ (28,410)	$ (253,374)	$ 271,602
Net income	-	-	-	-	334,412	334,412
Stockholders' distributions	-	-	-	-	(334,357)	(334,357)
Balances at December 31, 2008	244	$ 275,000	$ 278,386	$ (28,410)	$ (253,319)	$ 271,657
Balances at January 1, 2009	244	$ 275,000	$ 278,386	$ (28,410)	$ (253,319)	$ 271,657
Net income	-	-	-	-	250	250
Balances at December 31, 2009	244	$ 275,000	$ 278,386	$ (28,410)	$ (253,069)	$ 271,907

See Notes to Financial Statements

BARRETT & COMPANY

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2009 and 2008

	2009	2008*
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 250	$ 334,412
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	13,935	16,681
Gain on redemption of exchange membership	-	(334,007)
Loss on disposal of furniture and office equipment	6,402	-
Change in assets and liabilities:		
(Increase) decrease in:		
Receivables from clearing organizations	(18,598)	11,293
Accounts receivable, employee	(10,000)	-
Securities owned, at market value	6,575	88,111
Other assets	(30)	(109)
Increase (decrease) in:		
Securities sold, but not yet purchased, at market value	9,929	(8,971)
Accounts payable and accrued expenses	(1,407)	(35,211)
Net cash provided by operating activities	7,056	72,199
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from redemption of exchange membership	-	334,357
Capital expenditures	(12,907)	-
Net cash (used in) provided by investing activities	(12,907)	334,357
CASH FLOWS FROM FINANCING ACTIVITY		
Distributions to stockholders	-	(334,357)
Net cash used in financing activity	-	(334,357)
Net increase (decrease) in cash	(5,851)	72,199
CASH		
Beginning	185,089	112,890
Ending	$ 179,238	$ 185,089

*Reclassified for comparative purposes

See Notes to Financial Statements

BARRETT & COMPANY

NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company, located in Providence, Rhode Island, with customers located mainly throughout New England, is in the business of purchasing and selling securities and is a market-maker in certain securities.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

A summary of the Company's significant accounting policies follows:

Income recognition: Securities transactions and the related commission revenues and expenses are recorded on a settlement date basis. The effect of not recording these transactions on a trade date basis as required by generally accepted accounting principles is not material to these financial statements.

Marketable investment securities: Marketable investment securities are valued at market. Securities not readily marketable are valued at fair value as determined by management.

Income taxes: The Company, with the consent of its stockholders, has elected to be an "S" Corporation under the Internal Revenue Code. In lieu of paying corporate income taxes, the stockholders are taxed individually on the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been made.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would ultimately be sustained. The benefit of a tax position is recognized in the financial statements in the period which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any.

Tax positions taken are not offset against or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above, if any, would be reflected as a liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authority upon examination.

Interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the statement of income.

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Management has determined there are no uncertain income tax positions.

Property, equipment and depreciation: Property and equipment are stated at cost. Depreciation is computed using the straight-line method for financial reporting purposes. The depreciation expense and accumulated depreciation for the year ended December 31, 2009 were $13,935 and $114,552, respectively, and for the year ended December 31, 2008, $16,681 and $149,498, respectively.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising costs: The Company charges advertising costs to expense as incurred. Advertising costs for the years ended 2009 and 2008 were $1,860 and $3,942, respectively.

Reclassification: Certain reclassifications have been made to the 2008 financial statements to conform to current year presentation.

Note 2. CASH

The Company maintains its cash accounts in one commercial bank. At times, the amount in the accounts may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash. The amount on deposit at December 31, 2009 exceeded the insurance limits by approximately $58,000.

Note 3. NFS AGREEMENT

Barrett & Company has an agreement with National Financial Services, LLC (NFS). Under this agreement, NFS clears transactions on a fully disclosed basis for accounts of Barrett & Company and of the Company's customers, which are introduced by the Company and accepted by NFS. NFS maintains stock records and other records on a basis consistent with generally accepted practices in the securities industry and maintains copies of such records in accordance with the FINRA and SEC guidelines for record retention. NFS is responsible for the safeguarding of all funds and securities delivered to and accepted by it. NFS prepares and sends to customers monthly or quarterly statements of account. Barrett & Company does not generate and/or prepare any statements, billings or compilations regarding any account. The Company examines all monthly statements of account, monthly statements of clearing services and other reports provided by NFS and notifies NFS of any error. NFS charges the Company for clearing services. NFS also collects all commissions on behalf of the Company and makes payments to the Company for its share of commissions. This agreement between the two parties can be terminated by giving ninety days prior written notice to the other party.

Note 3. <u>NFS AGREEMENT (CONTINUED)</u>

The Company carries its receivable from NFS at cost. If a customer of the Company did not pay NFS a commission, the assets of that customer's account would be liquidated to cover any amount owed for the commission. Any shortfall between the value of the assets and the amount owed for the commission would have to be absorbed by the Company as bad debt. The Company has deemed an allowance for such a loss as unnecessary, since historically these losses have been minimal and immaterial.

Note 4. <u>FAIR VALUE MEASUREMENT</u>

GAAP defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by GAAP, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs (other than quoted prices included in Level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The assets or liabilities fair value measurement level within the fair value hierarchy is used based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The securities owned by the Company are valued at the net assets value ("NAV") of shares held at year end.

The following table sets forth by level, the Company's investments at fair value as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
Securities owned	$ 23,442	$ -	$ -	$ 23,442

Note 5. OPERATING LEASES

The Company leases office space in Providence, Rhode Island, certain office equipment, and a vehicle under operating lease agreements. The Providence office space is leased from a related party (See Note 9). The various leases expire through June 2012. Total lease expense for the years ended December 31, 2009 and 2008 was $136,455 and $133,258, respectively.

At December 31, 2009, future minimum lease payments for the office space, equipment, and vehicle were as follows:

Years ending December 31		
2010	$	132,445
2011		32,354
2012		6,606
	$	171,405

Note 6. CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

The Company is exempt from segregated reserve bank accounts for the benefit of customers under Rule 15c3-3 as all transactions are cleared through another broker/dealer on a fully disclosed basis.

Note 7. NET CAPITAL REQUIREMENT

Pursuant to the net capital provision of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2009, the Company had net capital and net capital requirements of $219,076 and $100,000, respectively. At December 31, 2008, the Company had net capital and net capital requirements of approximately $221,735 and $100,000, respectively. The Company's net capital ratios (aggregate indebtedness to net capital) at December 31, 2009 and 2008 was .14 to 1.

Note 8. STATEMENT PURSUANT TO PARAGRAPH (d) OF RULE 17a-5

There are no material differences between the computation of net capital and the corresponding computation prepared by and included in the Company's unaudited Part IIA Focus Report filing as of December 31, 2009 and 2008.

Note 9. RELATED PARTY TRANSACTIONS

The Company has entered into the following transactions with related parties:

The Company leases its Providence office space from Wilcox Partners, a Rhode Island real estate partnership. The partnership is owned by the stockholders of the Company and a stockholder's son. The space is leased under a noncancelable lease that expires in February, 2010. Rent expense related to the lease amounted to $108,000 for the years ended December 31, 2009 and 2008.

Pursuant to Section IX of the agreement to offer clearing and execution services by National Financial Services, LLC (NFS), Barrett & Company must maintain a balance of $250,000 in an escrow account. Shareholders of the Company have pledged certain personally owned marketable securities to fulfill this obligation.

Note 10. PENSION PLAN

The Company has a noncontributory 401(k) profit sharing plan. The plan covers substantially all of its employees who have completed six months of service and attained age 21. The Plan's assets are held by National Financial Services, LLC (NFS). The company did not make profit sharing contributions in 2009 or 2008.

Note 11. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

As discussed in Note 3, the Company's customer securities transactions are introduced on a fully-disclosed basis with National Financial Service, LLC (NFS). NFS carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein NFS may charge any losses it incurs to the Company. The Company seeks to minimize the risk through procedures designed to monitor the credit worthiness of its customers and insure that customer transactions are executed properly by NFS.

Note 12. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 5, 2010, the date the financial statements were available to be issued, and determined that there have been no events that have occurred that would require adjustments to the financial statements.

BARRETT & COMPANY

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2009 and 2008

	2009	2008
AGGREGATE INDEBTEDNESS		
Other accrued expenses	$ 29,747	$ 31,154
Total aggregate indebtedness	$ 29,747	$ 31,154
Minimum required net capital	$ 100,000	$ 100,000
NET CAPITAL		
Stockholders' equity	$ 271,907	$ 271,657
Deductions:		
Account receivable, employee	10,000	-
Furniture and office equipment, net of accumulated depreciation	36,670	44,100
Other assets	241	211
Haircuts on securities owned	5,920	5,611
Net capital	219,076	221,735
Minimum required net capital	100,000	100,000
Capital in excess of minimum requirement	$ 119,076	$ 121,735
Ratio of aggregate indebtedness to net capital	0.14 to 1	0.14 to 1

BARRETT & COMPANY

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION December 31, 2009 and 2008

The Company has been exempt from Rule 15c3-3 because all customer transactions are cleared through another broker/dealer, National Financial Services, LLC (NFS), on a fully disclosed basis.

BARRETT & COMPANY

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2009 and 2008

All customer transactions are cleared through National Financial Services, LLC (NFS) on a fully disclosed basis. Thus, testing of the system and procedures to comply with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities, was not applicable.

BARRETT & COMPANY

SCHEDULE IV

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
December 31, 2009 and 2008

SEGREGATION REQUIREMENTS	N/A
FUNDS ON DEPOSIT IN SEGREGATION	N/A

BATCHELOR
FRECHETTE
McCRORY
MICHAEL & CO.
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS CONSULTANTS

Paul D. Frechette
Edward F. McCrory
David P. Michael
Jean Saylor
George F. Warner
Michael S. Resnick
Stephen Noyes

To the Board of Directors
Barrett & Company
Providence, Rhode Island

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payment (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by Barrett & Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Barrett & Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Barrett & Company's management is responsible for Barrett & Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7T with respective cash disbursement records entries noting no differences. The assessment payment in Form SIPC-7T was traced to Barrett & Company's cash disbursement records. In addition the disbursement was traced to Barrett & Company's bank statement providing evidence that the checks cleared in a timely manner.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences.

3. No adjustments were reported in Form SIPC-7T. As such there were no procedures to be performed surrounding the adjustments.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers, noting no differences.

5. There was no overpayment applied to the current assessment with the Form SIPC-7T. As such, there were no procedures performed on the overpayment.

40 Westminster Street, Suite 600 Providence, RI 02903 P: 401.621.6200 F: 401.621.6209 www.bfmmcpa.com

AN INDEPENDENTLY OWNED MEMBER OF THE McGLADREY NETWORK

WORLDWIDE SERVICES THROUGH RSM INTERNATIONAL

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Frechette,
McCrory, Michael & Co.

Providence, Rhode Island
February 5, 2010

BATCHELOR
FRECHETTE
McCRORY
MICHAEL & CO.
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS CONSULTANTS

Paul D. Frechette
Edward F. McCrory
David P. Michael
Jean Saylor
George F. Warner
Michael S. Resnick
Stephen Noyes

To the Board of Directors
Barrett & Company
Providence, Rhode Island

In planning and performing our audit of the financial statements of Barrett & Company (the Company) as of and for the years ended December 31, 2009 and 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control structure over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

40 Westminster Street, Suite 600 Providence, RI 02903 P: 401.621.6200 F: 401.621.6209 www.bfmmcpa.com

AN INDEPENDENTLY OWNED MEMBER OF THE McGLADREY NETWORK

WORLDWIDE SERVICES THROUGH RSM INTERNATIONAL

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency or combination of control deficiencies that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulation, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 and 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and the Financial Industry Regulatory Authority, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used by anyone other than theses specified parties.

Batchelor, Frechette,
McCrory, Michael & Co.

Providence, Rhode Island
February 5, 2010

BARRETT & COMPANY

FINANCIAL STATEMENTS

December 31, 2009

SEC
Mail Processing
Section

FEB 26 2010

Washington, DC
121

CONTENTS

INDEPENDENT AUDITORS' REPORT	1
FACING PAGE	2
OATH OR AFFIRMATION	3
FINANCIAL STATEMENTS	
Statements of financial condition	4
Statements of income	5
Statements of changes in stockholders' equity	6
Statements of cash flows	7
Notes to financial statements	8 - 12
SUPPLEMENTARY INFORMATION	
Schedule I - Computation of Aggregate Indebtedness and Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	13
Schedule II - Computation for Determination of Reserve Requirement Under Rule 15c3-3 of the Securities and Exchange Commission	14
Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	15
Schedule IV - Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts	16
REPORT ON AGREED UPON PROCEDURES	17- 18
REPORT ON INTERNAL CONTROLS	19 - 20

BATCHELOR
FRECHETTE
McCRORY
MICHAEL & CO.
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS CONSULTANTS

Paul D. Frechette
Edward F. McCrory
David P. Michael
Jean Saylor
George F. Warner
Michael S. Resnick
Stephen Noyes

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Barrett & Company
Providence, Rhode Island

We have audited the accompanying statements of financial condition of Barrett & Company as of December 31, 2009 and 2008, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Barrett & Company as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Batchelor, Frechette, McCrory, Michael & Co.

Providence, Rhode Island
February 5, 2010

40 Westminster Street, Suite 600 Providence, RI 02903 P: 401.621.6200 F: 401.621.6209 www.bfmmcpa.com

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